May 14, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE: Puget Energy, Inc.

Additional Representations re: Registration Statement on Form S-4, File No. 333-295883

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, File No. 333-295883 (the “Registration Statement”), relating to the offers to exchange (the “Exchange Offers”) up to (i) $450,000,000 aggregate principal amount of Puget Energy, Inc.’s (the “Company”) 7.000% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, Series A, and (ii) 7.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, Series B (together, the “Exchange Notes”) for outstanding (i) 7.000% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, Series A, and (ii) 7.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, Series B (together, the “Original Notes”), the Company hereby states that we are registering the Exchange Offers in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) no-action letters and represent that:

1.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers.

2.

The Company will make each person participating in the Exchange Offers aware, through the Exchange Offers prospectus, that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes of each series to be acquired in the Exchange Offers, such person (a) could not rely on the Securities and Exchange Commission position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3.

The Company will (a) make each person participating in the Exchange Offers aware, through the Exchange Offers prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to either Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (b) include in the transmittal letter or similar documentation to be executed by exchange offerees in order to participate in the Exchange Offers a provision to the following effect:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

If you have any questions, please contact Andrew Moore, our legal counsel, at (206) 359-8649.

PUGET ENERGY, INC.

/s/ Lorna Luebbe
Lorna Luebbe
Senior Vice President, General Counsel and Chief Sustainability Officer

cc:	Andrew Moore, Perkins Coie LLP